Exhibit 99.1

Pixie Dust Technologies, Inc. Announces

Pricing of Initial Public Offering and Listing on Nasdaq

New York/August 1, 2023 – Pixie Dust Technologies, Inc. (NasdaqCM: PXDT) (the “Company”), a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology, today announced the pricing of its initial public offering (the “Offering”) of 1,666,667 American Depositary Shares (the “ADSs”, and each, an “ADS”), each ADS representing one common share of the Company, at a price of $9.00 per ADS. The ADSs are expected to begin trading on the Nasdaq Capital Market on August 1, 2023 under the symbol “PXDT”.

The Offering is expected to close on August 3, 2023, subject to the satisfaction of customary closing conditions. Net proceeds to the Company, after deducting underwriting discounts and commissions and other offering expenses, are expected to be approximately $13.8 million. The Company intends to use the net proceeds for the development and commercialization of its technologies and related products, and for other working capital and general corporate purposes.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 250,000 ADSs, representing an additional 250,000 common shares of the Company, at the Offering price, less underwriting discounts and commissions.

Boustead Securities, LLC is acting as the lead book-running manager for the Offering.

Greenberg Traurig, LLP is acting as U.S. legal counsel to the Company and Loeb & Loeb LLP is acting as legal counsel to Boustead Securities, LLC for the Offering. Greenberg Traurig Tokyo Law Offices is acting as Japanese legal counsel to the Company.

The Offering is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-272476) previously filed with, and subsequently declared effective by, the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2023. The Offering is being made only by means of a prospectus. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, electronic copies of the prospectus relating to the Offering may be obtained from Boustead Securities, LLC, 6 Venture, Suite 395, Irvine, California 92618, by phone at +1-949-502-4408 or by email at offerings@boustead1828.com.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction, including Japan.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Registration Statement on Form F-1 (File No. 333-272476), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About Pixie Dust Technologies, Inc.

Pixie Dust Technologies, Inc. is a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology. The Company is currently focusing on two areas of product development: (1) “Personal Care & Diversity”, where wave control technology is applied to mechanobiology and intervention/assistance in vision, hearing, and touch, and (2) “Workspace & Digital Transformation,” where metamaterials (technology that creates properties through structure rather than material) and solutions to commercial design problems, such as in offices or construction sites, are applied.

Contacts

Pixie Dust Technologies Investor Relations Contact:

Email: PXDT_IR@pixiedusttech.com

Gateway Group, Inc.

John Yi and Luke Johnson

Email: pixie@gateway-grp.com

Underwriter Inquiries:

Boustead Securities, LLC

(949) 502-4408

offerings@boustead1828.com